[Letterhead of Eversheds Sutherland (US) LLP]

June 14, 2019

VIA EDGAR

Jay Williamson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Capital Southwest Corporation
Preliminary Proxy Statement on Schedule 14A filed June 4, 2019
File No. 814-00061

Dear Mr. Williamson:

On behalf of Capital Southwest Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on June 10, 2019, with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00061), filed with the SEC on June 4, 2019 (the “Preliminary Proxy Statement”). Where indicated, revised disclosure will be included in the definitive proxy statement on Schedule 14A filed by the Company on June 14, 2019 (the “Definitive Proxy Statement”).

1.
Comment: The Staff refers to the disclosure on page 16 of the Preliminary Proxy Statement, in which the Company provides that one of its directors does not yet own shares of the Company’s common stock equal to 3.5 times her annual director retainer as set forth in the Company’s stock ownership requirement. Please confirm, if true, that the other non-employee directors currently meet the stock ownership requirement. If not, please state the names of such directors and the reason that he or she has not met the stock ownership requirement.

Response: The Company respectfully advises the Staff on a supplemental basis that the other non-employee directors currently meet the stock ownership requirement.

2.
Comment: The Staff notes that the disclosure in the last paragraph on page 29 of the Preliminary Proxy Statement states that Mr. Diehl was awarded an annual cash incentive of $700,000, which was 158% of his base salary. However, in the fourth paragraph on page 29 of the Preliminary Proxy Statement, the disclosure provides that the Compensation Committee set his annual cash incentive opportunity at 150% of his annual base salary. Please reconcile the foregoing disclosures and clarify the disclosures as necessary.

Response: The Company respectfully advises the Staff on a supplemental basis that the reference to Mr. Diehl’s bonus being 158% of his base salary in the last paragraph of page 29 of the Preliminary Proxy Statement refers the actual award granted by the Compensation Committee based on the Company’s performance and Mr. Diehl’s individual performance in fiscal year ended 2019. The reference to the Compensation Committee setting Mr. Diehl’s cash incentive opportunity at 150% of his base salary in the fourth paragraph of page 29 of the Preliminary Proxy Statement was intended to reflect a target bonus level, rather than a cap. The Company has revised its disclosure on page 29 of the Definitive Proxy Statement to reflect this clarification. The Company respectfully advises the Staff on a supplemental basis that, as disclosed on page 30 of the Preliminary Proxy Statement, the Compensation Committee believes the annual cash incentive earned by the named executive officers, including Mr. Diehl, is appropriate in relation to the Company’s financial performance for fiscal year ended 2019.

3.
Comment: Under the heading entitled “Clawback Policy” on page 32 of the Preliminary Proxy Statement, the Staff notes that the Company provides a Clawback Policy that may, in certain circumstances, result in the recovery of excess incentive-based compensation from an executive officer. The Staff notes that such disclosure does not define incentive-based compensation and, as a result, it is unclear whether your annual incentive compensation is consider incentive-based compensation for purposes of the Clawback Policy. Please also revise the disclosure to clarify the determination and calculation of the excessive incentive-based compensation and whether such calculation is formulaic. In light of Section 57(n) of the Investment Company Act of 1940, as amended, please revise the foregoing disclosure or advise the Staff on a supplemental basis as appropriate.

Response: The Company respectfully advises the Staff on a supplemental basis that the “incentive-based compensation” as defined in the Company’s Clawback Policy means “(i) the annual and other short-term incentive awards granted or earned based on individual or Company-wide goals under the Company’s annual or short-term cash incentive compensation programs; (ii) the restricted stock awards and other long-term incentive awards granted or vested under the Company’s equity or long-term incentive plans and programs; and (iii) any other incentive-based compensation granted or earned pursuant to an “incentive plan,” as such term is defined for purposes of Regulation S-K under the Exchange Act; plus any shares of stock issued under, and/or any other benefit related to, such compensation.” The Company has revised the disclosure on page 10 and 33 of the Definitive Proxy Statement to clarify the term “incentive-based compensation” under the Clawback Policy. The Company respectfully advises the Staff on a supplemental basis that the Compensation Committee has the exclusive authority to determine what constitutes “excessive incentive-based compensation” and the Company has revised the disclosure on pages 10 and 33 of the Definitive Proxy Statement accordingly. As disclosed in the first paragraph on page 28 of the Preliminary Proxy Statement, the Company respectfully advises the Staff on a supplemental basis that the Company previously adopted and maintains equity incentive plans for its named executive officers and, consistent with Section 57(n) of the 1940 Act, the Company is prohibited, and does not maintain, a “profit-sharing plan.”

4.
Comment: Please explain to the Staff on a supplemental basis the meaning of the first paragraph under the heading entitled “Article Twelve” under Exhibit A on page A-2 of the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that the first paragraph under the heading entitled “Article Twelve” sets forth the voting standard to approve a “Business Combination”. The intent of the provision is to require the affirmative vote of a majority of the outstanding shares of the Company’s voting stock.

5.
Comment: The Staff notes that there are certain definitions qualified based on how such terms are used in April 20, 1987 under subsection (h)(iii) under Article Twelve. Please advise the Staff on the supplemental basis the intent of such qualifying disclosure.

Response: The Company respectfully advises the Staff on a supplemental basis that the reference to the definitions in the Company’s Articles of Incorporation being defined as such terms were used on April 20, 1987 is a holdover from the Articles of Amendment adopted by the Company as of July 20, 1987. The Company is not aware of any specific intent to limit the definition of such terms.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:     Michael S. Sarner / Capital Southwest Corporation
Payam Siadatpour, Esq. / Eversheds Sutherland (US) LLP